UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 001-16751

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEES’ 401(k) THRIFT PLAN

OF TRIGON INSURANCE COMPANY

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Anthem, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The Employees’ 401(k) Thrift Plan of Trigon Insurance Company, or Plan, is subject to the Employee Retirement Income Security Act of 1974, or ERISA. In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

EMPLOYEES’ 401(k) THRIFT PLAN OF TRIGON INSURANCE COMPANY

Financial Statements and Schedule

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

With Report of Independent Auditors

EMPLOYEES’ 401(k) THRIFT PLAN OF TRIGON INSURANCE COMPANY

Financial Statements and Schedule

December 31, 2002 and 2001 and for the

Year Ended December 31, 2002

Report of Independent Auditors

To the Administrative Committee of the

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ 401(k) Thrift Plan of Trigon Insurance Company (the “Plan”) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of the Plan for the year ended December 31, 2001. Their report, dated June 21, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Indianapolis, Indiana

June 18, 2003

Independent Auditors’ Report

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Administrative Committee:

We have audited the accompanying statement of net assets available for benefits of the Employees’ 401(k) Thrift Plan of Trigon Insurance Company (Plan) as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Employees’ 401(k) Thrift Plan of Trigon Insurance Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Richmond, Virginia

June 21, 2002

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$194,931,946	$196,081,630
Accrued investment income receivable	152,104	158,198

Total assets	195,084,050	196,239,828

Liabilities
Due to broker for securities purchased	108,368	347,960
Accrued liabilities	82,944	62,546

Total liabilities	191,312	410,506

Net assets available for benefits	$194,892,738	$195,829,322

See accompanying notes.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income	$3,005,952
Contributions:
Participant	14,132,552
Employer	7,603,392

Total additions	24,741,896

Deductions
Benefit payments and withdrawals	13,689,242
Net depreciation in fair value of investments	11,191,753
Administrative expenses	797,485

Total deductions	25,678,480

Net decrease	(936,584)
Net assets available for benefits at beginning of year	195,829,322

Net assets available for benefits at end of year	$194,892,738

See accompanying notes.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The Employees’ 401(k) Thrift Plan of Trigon Insurance Company (the “Plan”) is a defined contribution plan covering substantially all employees of Anthem Health Plans of Virginia, Inc., formerly Trigon Insurance Company, (the “Company”) and its covered affiliates (“Employer”). Employees are eligible to participate in the Plan on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), and the financial statements are prepared in accordance with such provisions.

On July 31, 2002, Trigon Healthcare, Inc. (“Trigon Healthcare”), the Company’s parent, and Anthem, Inc. (“Anthem”) completed the merger pursuant to which Trigon Healthcare was merged into a wholly-owned subsidiary of Anthem and subsequently changed its name to Anthem Southeast, Inc. (“Anthem Southeast”). The Company changed its name to Anthem Health Plans of Virginia, Inc. and remained a wholly-owned subsidiary of Anthem Southeast. In accordance with the merger agreement, Trigon Healthcare’s shareholders, including Participants’ balances in the Plan’s Trigon Stock Fund investment option, received $30 in cash and 1.062 shares of Anthem common stock for each share of Trigon Healthcare Class A common stock outstanding. The $30 per share received by Participants in the Trigon Stock Fund was reinvested in Anthem common stock. Following the merger, the Trigon Stock Fund became the Anthem Stock Fund.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”) to reflect the employee’s contributions, Employer matching contributions and distributions and withdrawals, as well as the Participant’s share of the Plan’s income, including gains and losses, and related administrative expenses. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

Contributions

Effective January 1, 2002, Participants may make voluntary pre-tax contributions to the Plan in whole percentage amounts ranging from 1% to 50% of their compensation through periodic payroll deductions. Prior to January 1, 2002, voluntary pre-tax contributions to the Plan were limited to 16% of compensation. Contributions are limited by applicable Internal Revenue Service (“IRS”) guidelines.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant contributions may be divided among the Plan’s individual investment funds, in whole percentage amounts, based on the Participant’s election. The Employer is obligated under the matching provision of the Plan to contribute each pay period an amount equal to 50% of the contributions of each Participant in the Plan which do not exceed 6% of each Participant’s compensation for such pay period. These Employer contributions are invested in the investment options directed by the Participants. The Employer’s contribution related to any individual Participant is limited in total under the provisions of Section 404(a) of the Internal Revenue Code (the “Code”).

Effective April 1, 2002, Participants reaching age 50 or older during 2002 may elect to contribute an additional amount of up to $1,000 to their account. Known as a “catch-up contribution,” it enables Participants to save additional funds, beyond the regular IRS limits, as they near retirement. Individuals turning age 50 and over each calendar year will be able to make additional catch-up contributions according to IRS dollar limits. Catch-up contributions are not eligible for Company matching contributions.

The Plan permits the Employer, in its complete discretion, to declare a profit sharing matching contribution. The discretionary contribution is equal to a percentage of the Participant’s voluntary contribution for which an Employer matching contribution was made. To be eligible to receive the discretionary profit sharing matching contribution, a Participant must be an employee of the Employer on the last day of the plan year for which the discretionary profit sharing matching contribution is made. The discretionary profit sharing matching contribution is made in cash and invested in the Anthem Stock Fund. Participants are permitted to reallocate the profit sharing balances in the Anthem Stock Fund to any other investment option at any time. Prior to April 1, 2002, the discretionary profit sharing matching contribution was a non Participant-directed contribution that was invested solely in the Trigon Stock Fund. The Employer made discretionary contributions of $2,923,538 and $2,692,980 during 2002 and 2001, respectively, for eligible Participant contributions made in the previous year.

Participant contributions, as shown in the accompanying statement of changes in net assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $1,287,332 for the year ended December 31, 2002.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Investment options of the Plan consist of nine investment funds, including the Anthem Stock Fund. Participants are permitted to change investment options daily. Each investment fund is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of fair value of investments (net of administrative expenses paid by the Plan) are allocated to each Participant’s account based on the change in unit value for each investment fund in which the Participant has an account balance.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Participants of the Plan become fully vested in the Employer’s contributions upon death, disability, or retirement, after thirty-six months of service with the Employer or any other Blue Cross and/or Blue Shield organization. In accordance with provisions of the Plan, any portion of the Employer’s contributions that has not vested at the time of a Participant’s termination of employment shall be forfeited by the Participant and applied to reduce future Employer contributions to the Plan. As of December 31, 2002 and 2001, forfeited nonvested accounts totaled $137,285 and $84,420, respectively. During 2002 and 2001, Employer contributions were reduced by $98,000 and $174,000, respectively, from forfeited nonvested accounts.

Distributions

Plan distributions are recorded when paid. The Plan prescribes numerous distribution options upon termination of employment, including retirement. Participants receive their vested amounts in a lump sum distribution or may elect to receive their vested amounts in specified periodic installments upon retirement, death or disability. Upon termination of employment prior to age 55, a Participant may elect to receive vested amounts greater than $5,000 either as a lump sum distribution or defer receipt until no later than age 70 ½. In addition, Participants age 55 and older may also elect to receive their vested amounts in specified periodic installments. Vested amounts of $5,000 or less are distributed in a lump sum distribution. Any Participant amounts invested in the Anthem Stock Fund may be distributed in whole shares of Anthem common stock (Trigon common stock prior to July 31, 2002) plus cash for fractional shares, or entirely in cash as elected by the Participants. Upon death, payments are made to the Participant’s beneficiary in the form of a lump sum payment unless installment payments have commenced, in which case, the beneficiary may continue to receive distributions under the same installment method.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants who are current employees of the Employer may request to withdraw all or a portion of their pre-tax contributions in the event of financial hardship, subject to limitations imposed by federal law and approval by the Plan’s Administrative Committee.

Participant Loans

A Participant may request a loan for any reason, in amounts not less than $1,000, or more than the lesser of $50,000 or 50 percent of the Participant’s vested account balance. Loans are repayable in accordance with terms established by the Plan. The interest rate charged on any loan is fixed at the date of application at The Wall Street Journal prime rate as of the second to last business day of the preceding month, plus 1 percent.

Plan Termination

Although it has not expressed any intent to do so, the Employer’s board of directors has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Participants will become fully vested in their accounts.

Administration of the Plan

The Plan is administered by the Administrative Committee, which is appointed by the Company. The assets of the Plan are held in trust under an agreement with The Northern Trust Company (the “Trustee”). Recordkeeping services are provided by ADP Retirement Services.

Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit distributions and withdrawals are recognized when paid.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments

The Plan’s investments are stated at fair value based upon quoted market prices as determined by the Trustee. Loans to Participants are valued at the balance of amounts due from Participants plus accrued interest income thereon, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses are computed on an average cost basis.

Administrative Expenses

Investment expenses and certain expenses incurred in connection with the administration of the Plan, such as trustee and recordkeeping expenses, are paid out of the investment assets of each fund. The Company provides certain administrative services at no cost to the Plan and pays for certain other administrative costs of the Plan.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets available for benefits as of December 31 are as follows:

	2002	2001
Short-Term Fixed Income Fund – PIMCO Short-Term Fund	$37,610,709	$34,487,251
Bond Fund – PIMCO Total Return Fund	14,436,617	—
S&P 500 Equity Index Fund – Vanguard Institutional Index Fund	14,578,495	17,334,093
Domestic Equity Fund – Clipper Fund Inc. Common Stock, Open End Fund	43,693,010	47,798,021
Anthem, Inc. common stock	33,312,343	—
Trigon Healthcare, Inc. common stock	—	26,049,098

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

Common stocks	$(6,676,500)
Mutual funds	(9,621,358)
Anthem, Inc. common stock	5,106,105

$(11,191,753)

4. Income Tax Status

The Plan has received a determination letter dated August 14, 2002 from the IRS stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Related Party Transactions

As of December 31, 2002, the Plan owned 529,608 shares of Anthem common stock with a cost basis of $24,070,889 and a fair value of $33,312,343. During 2002, 259,819 shares of common stock were purchased at a total cost of $18,055,680 and 125,811 shares, with a cost of $5,960,842, were sold for $10,781,832. Further during 2002, 595 shares were delivered to Participants who elected to receive their distributions in shares of common stock and the Plan received 21,118 shares of Anthem common stock related to the merger with Anthem. The foregoing transactions represent Trigon common stock through July 31, 2002 and Anthem common stock for the balance of the year.

As of December 31, 2001, the Plan owned 375,077 shares of Trigon common stock with a cost basis of $17,120,823 and a fair value of $26,049,098. During 2001, 190,421 shares of Trigon common stock were purchased at a total cost of $11,438,358 and 133,854 shares, with a cost of $5,754,564, were sold for $8,199,880. Further during 2001, 1,319 shares were delivered to Participants who elected to receive their distributions in shares of common stock.

6. Subsequent Event

On February 20, 2003, the Company made a discretionary profit sharing matching contribution of $3,290,641, which will be directed to each of the eligible Participants as of December 31, 2002.

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

EIN: 54-0357120

Plan Number: 002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Corporate Stock-Common:
BROOKS AUTOMATION	6,300 shares	$72,198
CROWN HLDGS INC	41,500 shares	329,925
MOORE WALLACE INC	29,200 shares	265,720
4 KIDS ENTMT INC	11,900 shares	262,752
AAIPHARMA INC	20,000 shares	280,400
ACTUANT CORP	4,900 shares	227,605
AIRGAS INC	21,400 shares	369,150
ALLIANCE GAMING CORP	17,800 shares	303,134
AMC ENTMT INC	28,100 shares	248,685
ANTEON INTL CORP	5,500 shares	132,000
ANTHEM INC *	529,608 shares	33,312,343
APPLEBEES INTL INC	6,500 shares	150,742
AR BEST CORP	12,400 shares	322,164
ASM INTL N V	24,500 shares	316,050
ATWOOD OCEANICS INC	4,700 shares	141,470
AUTODESK INC	19,300 shares	275,990
BORLAND SOFTWARE CORP	25,200 shares	309,960
CAL DIVE INTL INC	9,400 shares	220,900
CHARLES RIV LAB INTL INC	8,400 shares	323,232
CIMA LABS INC	8,500 shares	205,624
CITRIX SYS INC	29,500 shares	363,440
CLAIRES STORES INC	11,600 shares	256,012
COGNOS INC	13,200 shares	309,540
COHERENT INC	4,700 shares	93,765

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2002

EIN: 54-0357120

Plan Number: 002

Identity of issue, borrower, lessor or similar party	Description of investment Including maturity date, rate of interest, collateral, par or maturity value	Current Value
COLE KENNETH PRODTNS INC	5,300 shares	$107,590
COVANCE INC	15,200 shares	373,768
CREDENCE SYS CORP	13,400 shares	125,022
CTI MOLECULAR IMAGING INC	13,100 shares	323,046
CUBIC CORP	16,000 shares	294,880
CUMULUS MEDIA INC	16,400 shares	243,868
CYBERONICS INC	16,600 shares	305,440
CYMER INC	3,600 shares	116,100
DELTA & PINE LD CO	19,100 shares	389,831
DORAL FINL CORP	5,600 shares	160,160
DRS TECHNOLOGIES INC	9,200 shares	288,236
E W BANCORP INC	12,200 shares	440,176
EDO CORP	8,700 shares	180,786
EDWARDS J D & CO	24,700 shares	278,616
ELECTRO SCIENTIFIC INDS INC	9,400 shares	188,000
EMMIS COMMUNICATIONS CORP	11,300 shares	235,379
EON LABS INC	13,500 shares	255,285
GENESIS MICROCHIP INC	15,800 shares	206,190
GNT PRIDECO INC	30,400 shares	353,856
GRACO INC	14,600 shares	418,290
GTECH HLDGS CORP	15,000 shares	417,900
GYMBOREE CORP	7,000 shares	111,020
HEADWATERS INC	14,900 shares	231,099

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2002

EIN: 54-0357120

Plan Number: 002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
HILB ROGAL & HAMILTON CO	5,400 shares	$220,860
HUNT J B TRANS SVCS INC	15,300 shares	448,290
HYPERION SOLUTIONS CORP	10,300 shares	264,401
ICOS CORP	12,500 shares	292,625
ICU MED INC	8,400 shares	313,320
IDEXX LABS INC	13,400 shares	440,190
IMPATH INC	7,000 shares	138,040
INTER TEL INC	12,700 shares	265,557
KULICKE & SOFFA INDS INC	54,500 shares	311,740
LA Z BOY INC	7,500 shares	179,850
LANDRYS RESTAURANTS INC	15,200 shares	322,848
LENNOX INTL INC	9,900 shares	124,245
LOUISIANA-PACIFIC CORP	38,500 shares	310,310
MEDICIS PHARMACEUTICAL CORP	6,100 shares	302,987
MERCURY COMPUTER SYS INC	12,400 shares	378,448
NEUROCRINE BIOSCIENCES INC	6,200 shares	283,092
NEWFIELD EXPL CO	12,800 shares	461,440
NEXTEL PARTNERS INC	45,500 shares	276,185
ODYSSEY HEALTHCARE INC	4,500 shares	156,150
OSHKOSH TRUCK CORP	5,500 shares	338,250
OSI PHARMACEUTICALS INC	17,500 shares	287,000
PACIFICARE HLTH SYS INC	4,100 shares	115,210
PATTERSON-UTI ENERGY INC	7,200 shares	217,224
PETCO ANIMAL SUPPLIES INC	8,200 shares	192,200
PHARMACEUTICAL PROD DEV INC	17,800 shares	521,005
PINNACLE SYS INC	22,800 shares	310,308
PREMCOR INC	14,700 shares	326,781

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2002

EIN: 54-0357120

Plan Number: 002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
PRG-SCHULTZ INTL INC	35,900 shares	$319,510
PRIDE INTL INC	1,400 shares	20,860
REEBOK INTL	9,000 shares	264,600
REGIS CORP MINN	5,900 shares	153,341
SERENA SOFTWARE INC	20,700 shares	326,853
SICOR INC	21,800 shares	345,530
SKYWEST INC	17,800 shares	232,646
SKYWORKS SOLUTIONS INC	32,300 shares	278,426
SPANISH BROADCASTING SYS INC	23,800 shares	171,360
STA CASINOS INC	13,100 shares	231,870
STATEN IS BANCORP INC	16,700 shares	336,338
STERICYCLE INC	3,500 shares	113,327
STERIS CORP	6,200 shares	150,350
STONE ENERGY CORP	10,600 shares	353,616
TELEDYNE TECHNOLOGIES INC	22,000 shares	344,960
TIMBERLAND CO	8,200 shares	292,002
TITAN CORP	9,600 shares	99,840
TORO CO	4,000 shares	255,600
TUESDAY MORNING CORP	16,200 shares	277,020
UCBH HLDGS INC	13,100 shares	556,095
VARCO INTL INC	20,800 shares	361,920
VARIAN SEMICONDUCTOR EQUIPMENT ASSOCS INC	8,900 shares	211,473

Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Schedule H, Line 4i – Schedule of Assets (Held At End of Year) (continued)

December 31, 2002

EIN: 54-0357120

Plan Number: 002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
VERIDIAN CORP	13,300 shares	$283,822
VERITY INC	26,200 shares	350,844
WEBEX INC	21,100 shares	316,500
WINNEBAGO INDS INC	3,200 shares	125,536
YANKEE CANDLE CO	17,000 shares	272,000
ZORAN CORP	19,500 shares	274,365

Total corporate stock-common		60,256,499
Mutual funds:
CAPITAL GUARDIAN GLOBAL EQUITY FUND	224,511 shares	2,467,376
CAPITAL GUARDIAN INTERNATIONAL NON-US EQUITY FUND	373,345 shares	8,008,249
CLIPPER FUND INC COMMON STOCK FUND	576,958 shares	43,693,010
PIMCO TOTAL RETURN FUND	1,353,010 shares	14,436,617
PIMCO SHORT TERM FUND	3,764,836 shares	37,610,709
VANGUARD INSTITUTIONAL INDEX FUND	181,212 shares	14,578,495
VANGUARD TREASURY MONEY MARKET FUND	6,546,307 shares	6,546,307

Total mutual funds		127,340,763
COLTV Short-term Investment Fund *	Short-term investment accounts with interest rates of 1.44% to 2.30%	2,275,375
Participant loans *	Interest rates of 5.25% to 10.50% with maturities to January 11, 2013	5,059,309

Total assets held for investment purposes		$194,931,946

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employees’

401(k) Thrift Plan of Trigon Insurance Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(K) THRIFT PLAN OF TRIGON INSURANCE COMPANY

By:	/s/ J. DAVID BRITTINGHAM
J. David Brittingham Chairman of the Administrative Committee of the Employees’ 401(k) Thrift Plan of Trigon Insurance Company

Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP

23.2	Consent of KPMG LLP

99	Certification Pursuant to 18 U.S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002